Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS

OF

CORUS ENTERTAINMENT INC.

HELD AT CALGARY, ALBERTA ON THE 14TH  DAY OF JANUARY, 2009

Class A Shareholder Attendance Register

Name of Shareholder/Proxyholder	Number of Shares Represented In Person	Number of Shares Represented By Proxy

Heather Shaw- Mgmt Proxy		2,910,064
Hal Blackadar	200
Jim Carter	400
Cathton Holdings Ltd.	343,332
Scott Dyer	1,000
Tracy Ewing	200
Gary Goetsch	400
Gary Maavara	400
Thomas C. Peddie	4,000
Paul W. Robertson	4,000

TOTAL	353,932	2,910,064

CORUS ENTERTAINMENT INC.

ANNUAL MEETING OF SHAREHOLDERS

JANUARY 14, 2009

FINAL REPORT ON BALLOT FOR THE ELECTION OF DIRECTORS

The undersigned Scrutineers hereby report that the total number of votes in favour of each nominee are as follows:

Nominees	Number of Votes In Favour	Votes Withheld
Pierre Béland	3,263,996	0
Fernand Bélisle	3,263,996	0
John M. Cassaday	3,263,996	0
Dennis Erker	3,263,996	0
Carolyn Hursh	3,263,996	0
Wendy A. Leaney	3,263,996	0
Susan E.C. Mey	3,263,996	0
Ronald D. Rogers	3,263,996	0
Catherine Roozen	3,263,996	0
Terrance Royer	3,263,996	0
Heather A. Shaw	3,263,996	0
Julie M. Shaw	3,263,996	0

DATED this 14th day of January, 2009.

CIBC MELLON TRUST COMPANY

AMANDA JONES

JENNIFER VILLAREAL

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ANNUAL MEETING OF SHAREHOLDERS

OF

CORUS ENTERTAINMENT INC.

WE, THE SCRUTINEERS, REPORT THAT WE DID RECEIVE, AUDIT AND APPROVE PROXIES FROM **25** CLASS A SHAREHOLDERS HOLDING **2,910,064** CLASS A SHARES. THIS IS **84.46 %** OF THE CLASS A SHARES ISSUED AND OUTSTANDING ELIGIBLE TO VOTE.

DIRECTION OF PROXY VOTE

1. **2,910,064** VOTES FOR **0** VOTES AGAINST IN RESPECT TO FIXING THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT 12;

2. ELECTION OF DIRECTORS;

NOMINEES	NUMBER OF SHARES VOTED IN FAVOR	% IN FAVOR	NUMBER OF SHARES WITHHELD	% WITHHELD
PIERRE BELAND	2,910,064	100.00%	0	0%
FERNAND BELISLE	2,910,064	100.00%	0	0%
JOHN M. CASSADAY	2,910,064	100.00%	0	0%
DENNIS ERKER	2,910,064	100.00%	0	0%
CAROLYN HURSH	2,910,064	100.00%	0	0%
WENDY A. LEANEY	2,910,064	100.00%	0	0%
SUSAN E.C. MEY	2,910,064	100.00%	0	0%
RONALD D. ROGERS	2,910,064	100.00%	0	0%
CATHERINE ROOZEN	2,910,064	100.00%	0	0%
TERRENCE ROYER	2,910,064	100.00%	0	0%
HEATHER A. SHAW	2,910,064	100.00%	0	0%
JULIE M. SHAW	2,910,064	100.00%	0	0%

3. **2,910,064** VOTES FOR **0** VOTES WITHHELD IN RESPECT OF THE APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF THE CORPORATION AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS;

DATED THIS 14TH DAY OF JANUARY, 2009

CIBC MELLON TRUST COMPANY
SCRUTINEERS

AMANDA JONES

JENNIFER VILLAREAL

CORUS ENTERTAINMENT INC.

ANNUAL MEETING OF SHAREHOLDERS

JANUARY 14, 2009

Final Report On Attendance

We are pleased to report that there are **34** Shareholders holding **3,263,996** Class A Shares represented in person or by proxy at this meeting.

This represents **94.73%** of the **3,445,358** issued and outstanding Class A Shares.

Dated this 14th day of January, 2009.

CIBC MELLON TRUST COMPANY

AMANDA JONES

JENNIFER VILLAREAL

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